06009155

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SEC FILE NUMBER
8-37710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/2005___ AND ENDING ___03/31/2006___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mizuho Securities USA Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 33rd Floor

(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Parry   **(201) 626-1247**

                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
  Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
  x Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (05-01)   Persons who are to respond to the collection of information contained
          in this form are not required to respond unless the form displays
          a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____George Parry_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____Mizuho Securities USA Inc._____, as of _____March 31_____, 20__06____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of New Jersey
County of Hudson

_____
Notary Public

05/23/06

_____
Signature

__Executive Director & Chief Financial Officer__
Title

HELENA SUÁREZ
Notary Public, State of New Jersey
My Commission Expires Nov. 17, 2008

This report** contains (check all applicable boxes):

- x   (a)   Facing page.
- x   (b)   Statement of Financial Condition.
-     (c)   Statement of Income (Loss).
-     (d)   Statement of Changes in Financial Condition.
-     (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
-     (f)   Statement of Changes in Liabilities Subordinated to Claims or Creditors.
-     (g)   Computation of Net Capital.
-     (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
-     (I)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
-     (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
-     (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x   (l)   An Oath or Affirmation.
-     (m)   A copy of the SIPC Supplemental Report.
-     (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
-     (o)   Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
-     (p)   Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
-     (q)   Supplementary Report of Independent Auditors on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Mizuho Securities USA Inc.

March 31, 2006
with Report of Independent Registered Public Accounting Firm

Mizuho Securities USA Inc.
Consolidated Statement of Financial Condition

March 31, 2006

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Mizuho Securities USA Inc.

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA Inc. (the "Company") as of March 31, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at March 31, 2006 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

May 18, 2006

Mizuho Securities USA Inc.
Consolidated Statement of Financial Condition
March 31, 2006
(In thousands)

Assets

Cash and cash equivalents	$ 50,921
Securities segregated for regulatory purposes	13,359
Securities purchased under agreements to resell	11,336,817
Securities borrowed	1,866,509
Securities owned, at fair value:	
Unencumbered	747
Encumbered	3,204,223
Deposits with clearing organizations and others	62,269
Accrued interest receivable	41,415
Receivables from brokers/dealers, clearing organizations and customers	289,970
Exchange memberships, at cost (market value of $29,676)	8,255
Property, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $19,184	19,456
Other assets	25,743
Total assets	$ 16,919,684

Liabilities and stockholder's equity

Securities sold under agreements to repurchase	$ 13,585,044
Securities sold, not yet purchased, at fair value	1,363,238
Securities loaned	47,975
Payables to brokers/dealers, clearing organizations and customers	1,526,726
Accrued interest payable	28,654
Short-term bank loan	103,094
Other liabilities	37,903
	16,692,634
Commitments and contingent liabilities	
Subordinated borrowings	50,000
Stockholder's equity	177,050
Total liabilities and stockholder's equity	$ 16,919,684

See accompanying notes to consolidated statement of financial condition.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition
March 31, 2006
(In thousands, except for per share amounts)

1. Organization and Basis of Presentation

The consolidated statement of financial condition includes the accounts of Mizuho Securities USA Inc. and its wholly owned subsidiary, Mizuho Futures (Singapore) Pte Ltd ("MHFS") (collectively the "Company"). All material intercompany balances and transactions have been eliminated. The Company is a wholly-owned subsidiary of Mizuho Securities Co., Ltd, which is 81.5% owned by Mizuho Corporate Bank, Ltd. ("MHCB"), whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"), and 18.5% owned by Norinchukin Bank ("NB"). MHFG is a holding company that provides comprehensive financial services through its subsidiaries. NB is the central bank for Japanese agricultural, forestry, and fishery cooperative systems. The Company engages in material transactions with its affiliates.

The Company is a registered broker/dealer under the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers, Inc. ("NASD"), a registered futures commission merchant with the Commodity Futures Trading Commission, and a member of the National Futures Association. The Company also is a member of the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade, the New York Mercantile Exchange, the London International Financial Futures Exchange, Eurex and through its wholly-owned subsidiary, the Singapore Exchange. The Company is a primary dealer in U.S. Government and Government-Sponsored Enterprises securities and acts as broker for customers buying and selling equity securities and financial futures.

The Company has 10,000 shares authorized, 1,000 shares issued and outstanding with a stated value of $231 per share.

2. Significant Accounting Policies

Securities Transactions
Securities owned and securities sold, not yet purchased, and contracts for financial futures and options are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices.

Collateralized Securities Transactions
Securities purchased under agreements to resell ("resale agreements") or sold under agreements to repurchase ("repurchase agreements") are collateralized by U.S. government and agency obligations and are recorded at contract price, plus accrued interest. They are accounted for as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made.

3

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition (continued)
March 31, 2006
(In thousands, except for per share amounts)

2. Significant Accounting Policies (continued)

The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The market value of these underlying assets is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

Counterparties are principally major domestic and foreign financial institutions, corporations, fund managers, and governmental entities.

Securities borrowed and securities loaned are reported as collateralized financing transactions. They are recorded at the amount of cash collateral advanced or received by the Company, plus accrued interest. The Company monitors the market value of securities borrowed and loaned daily and additional cash or other collateral is obtained or returned as necessary.

Substantially all of the securities obtained by the Company under resale and securities borrow agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

When specific conditions are met, including the existence of a legally enforceable master netting agreement, resale agreements and securities borrowed are netted against repurchase agreements and securities loaned, respectively, on the consolidated statement of financial condition as permitted under Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" and Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements."

Included in securities segregated for regulatory purposes on the consolidated statement of financial condition are qualified securities, as defined, received as collateral in resale and securities borrowed transactions. The securities are maintained in a special reserve bank account pursuant to SEC Rule 15c3-3.

Translation of Foreign Currencies
The Company accounts for its transactions denominated in foreign currencies in accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation." Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the consolidated statement of financial condition date.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition (continued)
March 31, 2006
(In thousands, except for per share amounts)

2. Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are depreciated on the straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease.

Estimates
The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities segregated for regulatory purposes, deposits with clearing organizations and others, securities owned, securities borrowed or purchased under agreements to resell, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Liabilities, including commitments for securities sold, not yet purchased, securities loaned or sold under agreements to repurchase, certain payables, and subordinated borrowings are carried at fair value or contracted amounts approximating fair value.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments, which includes money market instruments and are carried at cost plus accrued interest, which approximates fair value.

Market and Credit Risk
The Company enters into various transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Income Taxes
The Company accounts for incomes taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated statement of financial condition using the provisions of the enacted tax laws.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition (continued)
March 31, 2006
(In thousands, except for per share amounts)

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of U.S. government and agency obligations. Securities sold, not yet purchased result in off-balance sheet risk as the Company's ultimate obligation is to acquire the securities at then prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition.

Securities owned - encumbered, included in the consolidated statement of financial condition, represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Amounts receivable from and payable to brokers/dealers, clearing organizations and customers at March 31, 2006 consist of the following:

	Receivables	Payables
Net payable for trades pending settlement	$ –	$ 929,288
Clearing organizations	229,580	72,031
Securities failed to deliver/receive	4,247	46,200
Futures customers	52,244	471,733
Other customers	2,590	4,757
Other	1,309	2,717
	$ 289,970	$ 1,526,726

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at March 31, 2006 approximates the amounts owed.

Trades pending settlement at March 31, 2006 were settled without a material effect on the Company's consolidated statement of financial condition.

Receivable from and payable to futures customers represent balances arising in connection with futures transactions, including gains and losses on open commodity futures contracts.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition (continued)
March 31, 2006
(In thousands, except for per share amounts)

5. Subordinated Borrowing

Subordinated borrowing from MHCB, in the amount of $50,000, matures in April 2007. At March 31, 2006, this borrowing bears interest at approximately 4.98%, which is variable based on changes in LIBOR (London Interbank Offered Rate) and resets on a quarterly basis. This borrowing is subordinated to claims of general creditors, is covered by an agreement approved by the NASD and the CME and is included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At March 31, 2006, the consolidated statement of financial condition included the following balances with affiliates:

Assets

Cash and cash equivalents	$ 9,174
Securities purchased under agreements to resell	5,134,813
Receivables from brokers/dealers, clearing organizations and customers	1,298
Other assets	1,440

Liabilities

Securities sold under agreements to repurchase	$ 380,113
Payables to brokers/dealers clearing organizations and customers	309,923
Other liabilities	1,052

7. Employee Benefit Plan

Substantially all employees of the Company are covered by the Company's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition (continued)
March 31, 2006
(In thousands, except for per share amounts)

8. Income Taxes

The Company files federal income tax returns on a separate company basis. The Company also files various state and local income tax returns both on a consolidated/combined basis and a separate company basis.

As of March 31, 2006, the Company had a federal net operating loss ("NOL") carry-forward from prior years of $6,729 expiring as follows:

Year of Expiration	NOL Amount
2024	1,448
2025	5,281

As of March 31, 2006, the Company had a deferred tax asset ("DTA") of $5,342, net of a valuation allowance of $2,037, which is included in other assets in the consolidated statement of financial condition. The net DTA consists primarily of a tax benefit of $2,355 associated with NOL carryforwards. Also included in the net DTA are alternative minimum tax credit carryforwards, and accrued expenses not currently deductible for tax purposes.

The Company has recorded a net valuation allowance of $2,037 against the gross DTA for the New Jersey Alternative Minimum Assessment ("AMA") credit carryfoward because management believes that it is more likely than not that this portion will not be realized.

Undistributed earnings of MHFS amounted to $1,903 for the year ended March 31, 2006. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable. As of March 31, 2006 accumulated undistributed earnings of MHFS was $8,566.

9. Financial Instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions in order to meet its financing and hedging needs and to reduce its exposure to interest rate risk in connection with its trading activities.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition (continued)
March 31, 2006
(In thousands, except for per share amounts)

9. Financial Instruments (continued)

These derivative financial instruments include forward and futures contracts, options on U.S. government securities and options on futures contracts. All contracts, except commitments to enter into future resale and repurchase agreements, are valued at market.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or the replacement cost on contracts in which the Company has recorded an unrealized gain. Options sold do not expose the Company to credit risk since they do not obligate the counterparty to perform. Transactions in futures contracts are conducted through regulated exchanges, which have margin requirements and are settled on a daily basis.

The Company executes third-party customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts.

Substantially all of the Company's customer balances are payable to customers in the banking and finance industries or commodity pools. Volatile trading markets can directly affect the customers' ability to satisfy their obligations to the Company. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

The Company's customer commodities activities are transacted on a cash and margin basis. In commodity margin transactions, the customer is required to maintain a portion of the notional value of open futures or options on futures contracts in the form of excess cash in the account. The margin rate applied to the Company's customers is determined by various regulatory and internal margin requirements.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition (continued)
March 31, 2006
(In thousands, except for per share amounts)

9. Financial Instruments (continued)

The Company also requires its commodity customers to fully collateralize the market value of open trade positions with cash and securities in the customer's account. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various other trading and brokerage activities in which counterparties primarily include brokers/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

10. Commitments and Contingencies

The Company has minimum annual rental commitments for office spaces under non-cancelable leases with initial terms in excess of one year, as follows:

Fiscal Year	Amount
2006	$ 3,521
2007	3,009
2008	3,080
2009	3,194
2010	3,199
2011	2,286
Thereafter	8,197
	$ 26,486

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum commitments have not been reduced by future sublease rental income of $3,101.

The Company entered into an agreement with the New Jersey Economic Development Authority to receive Business Employment Incentive Grants. Through March 31, 2006, the Company has recorded such grants totaling $2,801.

Mizuho Securities USA Inc.
Notes to Consolidated Statement of Financial Condition (continued)
March 31, 2006
(In thousands, except for per share amounts)

10. Commitments and Contingencies (continued)

Pursuant to the agreement, the Company must continuously maintain at least 25 employees in its Hoboken, New Jersey office until November 30, 2016 in order to receive future grants and to retain the grants received. The Company currently has employees in excess of this threshold.

In the normal course of business, the Company may be involved in various legal actions and proceedings. At March 31, 2006, there was no material pending litigation outstanding.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities collected on resale agreements, as defined, or 8% of total risk margin requirement for all positions carried in futures customer accounts, plus 4% of total risk margin requirement for all positions carried in futures non-customer accounts pursuant to the Commodity Exchange Act.

At March 31, 2006, the Company's net capital of $155,321 was $140,791 in excess of required net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

MHFS is also subject to capital adequacy requirements. As of March 31, 2006, this subsidiary was in compliance with its local capital adequacy requirements.

12. Insurance Claim

As a result of the events of September 11, 2001, the Company filed a claim with its insurance carrier for losses/damages it had incurred, including for business interruption. The Company has received a settlement confirmation from its insurance carrier, dated March 31, 2006, under the terms of which the insurance carrier has agreed to a settlement amount of $15,329 of which $2,000 was received and recorded by the Company in a prior year. The net receivable of $13,329 is included in other assets in the consolidated statement of financial condition.